Exhibit 99.2

JinkoSolar Announces First Quarter 2024 Financial Results

04/29/2024

SHANGRAO, China, April 29, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Business Highlights

•	Leveraging our outstanding N-type technology, extensive global operation network, and advanced integrated capacity structure, module shipments increased 53.3% year-over-year to 19.99 GW, ranking first in the industry.

•	N-type module shipments accounted for nearly 80% of all module shipments globally and nearly 50% of module shipments to North America.

•	Our order book visibility for 2024 currently exceeds 70%.

•	We were recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF).

First Quarter 2024 Operational and Financial Highlights

•	Quarterly shipments were 21,907 MW (19,993 MW for solar modules, and 1,914 MW for cells and wafers), down 21.4% sequentially, and up 51.2% year-over-year.

•	Total revenues were RMB23.04 billion (US$3.19 billion), down 29.8% sequentially and down 1.2% year-over-year.

•	Gross profit was RMB2.74 billion (US$378.8 million), down 33.1% sequentially and down 32.3% year-over-year.

•	Gross margin was 11.9%, compared with 12.5% in Q4 2023 and 17.3% in Q1 2023.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB 609.4 million (US$84.4 million), compared with RMB29.3 million in Q4 2023 and RMB788.7 million in Q1 2023.

•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes, (ii) a change in fair value of long-term investment, and (iii) share based compensation expenses, was RMB470.3 million (US$65.1 million), compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders RMB462.7 million in Q4 2023 and RMB836.4 million in Q1 2023.

•	Basic and diluted earnings per ordinary share were RMB2.82 (US$0.39) and RMB1.34 (US$ 0.19), respectively. This translates into basic and diluted earnings per ADS of RMB 11.28 (US$1.56) and RMB5.36 (US$0.74), respectively.

Mr. Xiande Li, JinkoSolar's Chairman and Chief Executive Officer, commented, "We are pleased to announce that our module shipments grew 53.3% year-over-year to 19.99 GW in the first quarter, ranking first in the industry. Notably, N-type shipments accounted for nearly 80%, solidifying our leading position in the industry. Module prices continued to fall in the first quarter. While the industry average utilization rate declined sharply, we maintained our leading utilization rate at high level, leading the industry. Over 70% of modules were shipped to overseas markets in the first quarter, with a significant sequential increase in the proportion of shipments to Europe and the U.S. Gross margin was 11.9%, flat sequentially. Net income was US$84.4 million, up 19.8 times sequentially. Adjusted net income to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was US$65.1 million, up 1.6% sequentially.

Newly added installations in China reached 45.7 GW, an increase of 35.9% year-over-year. Module exports totaled 61.7 GW, an increase of over 20% year-over-year. The PV industry remained one of the few sectors maintaining a high growth rate, and we expect global PV demand to grow approximately 25%-30% in 2024.While polysilicon prices continued to decline in the second quarter with supply surpassing demand, module prices remained relatively stable due to increases in the cost of some materials. We expect the profitability of integrated solar companies to come under pressure in the short term, and the impact on different companies varies depending on their specific operational capabilities. As a result, we believe overall production capacity in our industry will shrink with the elimination of weaker players that lack market competitiveness, sustainable production capabilities, and the ability to regularly upgrade and iterate technology.

In responses to pressure along the industry chain, we continue to deploy new technologies to improve the mass-produced efficiency of TOPCon cells and module output while reducing costs through optimization of supply chain and production process. We are accelerating the phasing out of our P-type capacity and expect our N-type capacity to exceed 90% of total capacity by the end of 2024 and our advanced capacity structure to continue to lead the industry.

We have the largest overseas integrated capacity in the industry and continuously work to expand the global industry chain. Our 1GW N-type module capacity in the U.S. has started production and another 1GW is expected to start production in the second quarter of 2024. With the strength of our global operations and long accumulated experience in risk management, we are confident in our ability to quickly adapt to changes in international trade and continue to deliver premium products and services to our global clients.

According to the latest predictions by the International Energy Agency (IEA), solar PV and wind will account for 95% of global renewable expansion and by 2028, the share of wind and solar PV in global electricity generation will double to 25%. Meanwhile, the declining cost of solar+storage will continue to improve the economics of investing in PV storage projects. We strongly believe that solar+storage will become the major model for future growth in electricity generation and are confident we will continue to lead the industry with advanced technologies and premium high-efficiency products.

We expect module shipments to be between 24.0 GW and 26.0 GW for the second quarter of 2024, and between 100.0 GW and 110.0 GW for the full year 2024, with N-type modules accounting for nearly 90% of total module shipments. We expect our annual production capacity for mono wafers, solar cells and solar modules to reach 120.0 GW, 110.0 GW and 130.0 GW, respectively, by the end of 2024. By then, we believe the mass-produced N-type cell efficiency will have reached 26.5%.

First Quarter 2024 Financial Results

Total Revenues

Total revenues in the first quarter of 2024 were RMB23.04 billion (US$3.19 billion), a decrease of 29.8% from RMB32.83 billion in the fourth quarter of 2023 and a decrease of 1.2% from RMB23.33 billion in the first quarter of 2023. The sequential decrease was mainly due to a decrease in the shipment of solar modules, and the year-over-year decrease was mainly due to a decrease in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2024 was RMB2.74 billion (US$378.8 million), compared with RMB4.09 billion in the fourth quarter of 2023 and RMB4.04 billion in the first quarter of 2023.

Gross margin was 11.9% in the first quarter of 2024, compared with 12.5% in the fourth quarter of 2023 and 17.3% in the first quarter of 2023. The sequential and year-over-year decreases were mainly due to the decreases in the average selling price of solar modules.

(Loss)/Income from Operations and Operating Margin

Loss from operations in the first quarter of 2024 was RMB339.6 million (US$47.0 million), compared with RMB352.5 million income from operations in the fourth quarter of 2023 and RMB1.21 billion income from operations in the first quarter of 2023. The changes were primarily attributable to the decreases in our revenues and gross margin in the first quarter of 2024.

Operating loss margin was 1.5% in the first quarter of 2024, compared with 1.1% operating profit margin in the fourth quarter of 2023 and 5.2% operating profit margin in the first quarter of 2023.

Total operating expenses in the first quarter of 2024 were RMB3.07 billion (US$425.8 million), a decrease of 17.8% from RMB3.74 billion in the fourth quarter of 2023 and an increase of 8.7% from RMB2.83 billion in the first quarter of 2023. The sequential decrease was mainly due to (i) the decrease in the shipment of solar modules and (ii) expenses in relation to settlement of a dispute with one of our customers that we recorded in the fourth quarter of 2023. The year-over-year changes were relatively flat.

Total operating expenses accounted for 13.3% of total revenues in the first quarter of 2024, compared to 11.4% in the fourth quarter of 2023 and 12.1% in the first quarter of 2023.

Interest Expenses, Net

Net interest expenses consist of interest expenses of RMB281.7 million (US$39.0 million) and interest income of RMB94.9 million (US$13.1 million) in the first quarter of 2024.

Net interest expenses decreased by 9.1% from RMB205.6 million in the fourth quarter of 2023 to RMB186.8 million (US$25.9 million) in the first quarter of 2024. The sequential change was due to an increase in interest income. Net interest expenses increased by 237.3% from RMB55.4 million in the first quarter of 2023 to RMB186.8 million (US$25.9 million) in the first quarter of 2024. The year-over-year increase was mainly due to the decrease in interest income.

Subsidy Income

Subsidy income in the first quarter of 2024 was RMB231.8 million (US$32.1 million), compared with RMB554.6 million in the fourth quarter of 2023 and RMB264.0 million in the first quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of incentives to the Company's business operations.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB139.7 million (US$19.4 million) in the first quarter of 2024, compared to a net exchange gain of RMB76.3 million in the fourth quarter of 2023 and a net exchange loss of RMB73.7 million in the first quarter of 2023. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the first quarter of 2024.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes (the "Notes") due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a gain from a change in fair value of the convertible senior notes of RMB310.7 million (US$43.0 million) in the first quarter of 2024, compared to a loss of RMB155.1 million in the fourth quarter of 2023 and a loss of RMB261.4 million in the first quarter of 2023. The changes were primarily due to the changes in the Company's stock price in the first quarter of 2024.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in the photovoltaic industry chain. As of March 31, 2024, the Company had RMB967.0 million (US$133.9 million) in long-term investment, compared with RMB1.02 billion as of December 31, 2023.

The Company recognized a loss from change in fair value of RMB55.3 million (US$7.7 million) in the first quarter of 2024, compared with a loss of RMB90.9 million in the fourth quarter of 2023 and a gain of RMB440.4 million in the first quarter of 2023. The changes were primarily due to the changes in the valuation of several solar technology companies that we invested in.

Other income, net

Net other income in the first quarter of 2024 was RMB1.32 billion (US$183.3 million), compared with net other loss of RMB10.8 million in the fourth quarter of 2023 and net other income of RMB3.1 million in the first quarter of 2023. The sequential and year-over-year changes were mainly due to income generated from the disposition of a wholly-owned subsidiary in the first quarter of 2024.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in earnings of affiliated companies of RMB13.2 million (US$1.8 million) in the first quarter of 2024, compared with gain of RMB2.4 million in the fourth quarter of 2023 and gain of RMB180.0 million in the first quarter of 2023. The fluctuation of equity in earnings of affiliated companies primarily arose from the net gain or loss incurred by the affiliate companies.

Income Tax Expense

The Company recorded an income tax expense of RMB476.7 million (US$66.0 million) in the first quarter of 2024, compared with RMB200.8 million in the fourth quarter of 2023 and RMB315.0 million in the first quarter of 2023.

Net Income attributable to Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB351.0 million (US$48.6 million) in the first quarter of 2024, compared with RMB293.3 million in the fourth quarter of 2023 and RMB605.1 million in the first quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in net income of the Company's majority-owned principal operating subsidiary, Jinko Solar Co., Ltd..

Net Income and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB609.4 million (US$84.4 million) in the first quarter of 2024, compared with RMB29.3 million   in the fourth quarter of 2023 and RMB788.7 million in the first quarter of 2023. Excluding the impact from (i) a change in fair value of the convertible senior notes, (ii) a change in fair value of the long-term investment, and (iii) share based compensation expenses, was RMB470.3 million (US$65.1 million), compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders RMB462.7 million in the fourth quarter of 2023 and RMB836.4 million in the first quarter of 2023.

Basic and diluted earnings per ordinary share were RMB2.82 (US$0.39) and RMB1.34 (US$0.19), respectively, in the first quarter of 2024, compared to RMB0.14 and RMB0.14, respectively, in the fourth quarter of 2023, and RMB3.91 and RMB3.74, respectively, in the first quarter of 2023. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB11.28 (US$1.56) and RMB5.36 (US$0.74), respectively in the first quarter of 2024; basic and diluted earnings per ADS of RMB0.56 and RMB0.54, respectively, in the fourth quarter of 2023; and basic and diluted earnings per ADS of RMB15.62 and RMB14.95, respectively, in the first quarter of 2023.

Financial Position

As of March 31, 2024, the Company had RMB17.63 billion (US$2.44 billion) in Cash, cash equivalents, and restricted cash, compared with RMB19.07 billion as of December 31, 2023.

As of March 31, 2024, the Company's accounts receivables were RMB19.82 billion (US$2.74 billion), compared with RMB22.96 billion as of December 31, 2023.

As of March 31, 2024, the Company's inventories were RMB20.13 billion (US$2.79 billion), compared with RMB18.22 billion as of December 31, 2023.

As of March 31, 2024, the Company's total interest-bearing debts were RMB26.46 billion (US$3.66 billion), compared with RMB31.10 billion as of December 31, 2023.

First Quarter 2024 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 21,906 MW in the first quarter of 2024, including 19,993 MW for solar module shipments and 1,914 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

We are optimistic about global market demand and the opportunities brought by the increasing penetration of N-type technology. We will continue to maintain our leading position in N-type modules through technology iteration, improvement in mass production capability, and cost optimization. By the end of 2024, we expect mass-produced N-type cell efficiency to reach 26.5%. The proportion of N-type modules shipments in our total module shipments is expected to reach nearly 90% in 2024, as we anticipate strong demand for high-efficiency products from a growing number of markets and customers.

Taking into account supply chain and market conditions, we are reducing investments in capacity expansion in 2024. We are focusing on expanding our advanced N-type capacity, including 28 GW of integrated capacity in our Shanxi plant in China. We continue to focus on improving working capital efficiency and achieving sustainable growth in operating cash flow.

Second Quarter and Full Year 2024 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the second quarter of 2024, the Company expects its module shipments to be in the range of 24.0 GW to 26.0 GW.

For full year 2024, the Company estimates its module shipments to be in the range of 100.0 GW to 110.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 110.0 GW and 130.0 GW, respectively, by the end of 2024.

Recent Business Developments

•	In April 2024, JinkoSolar was awarded the Top Brand PV USA seal by EUPD Research.

•	In April 2024, JinkoSolar announced that its subsidiary signed a purchase agreement with Nyox Srl, a leading renewable energy solutions provider based in Italy, to supply 100MW Tiger Neo modules

•	In April 2024, JinkoSolar secured the top position in PV Tech's 2024 Q1 ModuleTech Bankability Report with an AAA rating.

•	In April 2024, JinkoSolar provided information on a fire accident at one of its wafer slicing and cell manufacturing workshops.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, April 29, 2024 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10038581-hgu87y.html

It will automatically direct you to the registration page of "JinkoSolar First Quarter 2024 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 6, 2024. The dial-in details for the replay are as follows:

International:	+61 7 3107 6325
U.S.:	+1 855 883 1031
Passcode:	10038581

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams  in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2024.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2024, which was RMB7.2203 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rene.vanguestaine@christensencomms.com

In the U.S.:
Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024
	RMB'000	RMB'000	RMB'000	USD'000
Revenues	23,329,062	32,830,172	23,044,280	3,191,596

Cost of revenues	(19,288,045)	(28,739,438)	(20,309,195)	(2,812,791)

Gross profit	4,041,017	4,090,734	2,735,085	378,805

Operating expenses:
Selling and marketing	(1,556,301)	(1,857,825)	(1,466,397)	(203,094)
General and administrative	(1,084,408)	(1,541,467)	(1,367,868)	(189,448)
Research and development	(188,556)	(279,642)	(240,428)	(33,299)
Impairment of long-lived assets	-	(59,342)	-	-
Total operating expenses	(2,829,265)	(3,738,276)	(3,074,693)	(425,841)

Loss/(income) from operations	1,211,752	352,458	(339,608)	(47,036)
Interest expenses	(290,735)	(292,076)	(281,733)	(39,020)
Interest income	235,343	86,487	94,900	13,144
Subsidy income	264,042	554,619	231,844	32,110
Exchange gain/(loss),net	(129,047)	(38,424)	126,010	17,452
Change in fair value of foreign exchange derivatives	55,338	114,769	13,714	1,899
Change in fair value of Long-term Investment	440,424	(90,918)	(55,328)	(7,663)
Change in fair value of convertible senior notes	(261,435)	(155,102)	310,683	43,029
Other income/(loss), net	3,124	(10,771)	1,323,478	183,300
Income before income taxes	1,528,806	521,042	1,423,960	197,215
Income tax expenses	(315,004)	(200,831)	(476,718)	(66,025)
Equity in income of affiliated companies	179,955	2,375	13,181	1,826
Net income	1,393,757	322,586	960,423	133,016
Less: Net income attributable to non-controlling interests	(605,107)	(293,269)	(351,025)	(48,616)
Net income attributable to JinkoSolar Holding Co.,Ltd.'s ordinary shareholders	788,650	29,317	609,398	84,400

Net income attributable to JinkoSolar Holding Co.,Ltd.'s ordinary shareholders per share:
Basic	3.91	0.14	2.82	0.39
Diluted	3.74	0.14	1.34	0.19

Net income attributable to JinkoSolar Holding Co.,Ltd.'s ordinary shareholders per ADS:
Basic	15.62	0.56	11.28	1.56
Diluted	14.95	0.54	5.36	0.74

Weighted average ordinary shares outstanding:
Basic	201,919,745	209,582,718	216,001,414	216,001,414
Diluted	210,954,844	215,266,963	223,646,269	223,646,269

Weighted average ADS outstanding:
Basic	50,479,936	52,395,679	54,000,353	54,000,353
Diluted	52,738,711	53,816,741	55,911,567	55,911,567

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	1,393,757	322,586	960,423	133,016
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	(1,031)	19,134		-
-Foreign currency translation adjustments	(57,972)	(116,523)	(177,267)	(24,550)
-Change in the instrument-specific credit risk	45,218	42	421	58
Comprehensive income	1,379,972	225,239	783,577	108,524
Less: Comprehensive income attributable to non-controlling interests	(586,223)	(280,158)	(348,517)	(48,269)
Comprehensive income attributable to JinkoSolar Holding Co.,Ltd.'s ordinary shareholders	793,750	(54,919)	435,060	60,255

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2023	Mar 31, 2024
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	19,069,107	17,626,962	2,441,306
Restricted short-term investments and short-term investments	8,509,257	9,657,340	1,337,526
Accounts receivable, net	22,958,693	19,816,330	2,744,530
Notes receivable, net	4,090,085	4,761,900	659,516
Advances to suppliers, net	4,565,779	4,556,481	631,065
Inventories, net	18,215,537	20,133,914	2,788,515
Foreign exchange forward contract receivables	103,100	97,729	13,535
Prepayments and other current assets, net	3,430,224	5,356,867	741,918
Held-for-sale assets	2,003,417	187,052	25,906
Total current assets	82,945,199	82,194,575	11,383,817

Non-current assets:
Restricted long-term investments	1,536,198	1,862,693	257,980
Long-term investments	2,117,628	2,089,615	289,409
Property, plant and equipment, net	41,267,187	43,383,008	6,008,477
Land use rights, net	1,821,012	1,861,500	257,815
Intangible assets, net	569,088	319,268	44,218
Right-of-use assets, net	742,431	696,918	96,522
Deferred tax assets	1,290,004	1,293,193	179,105
Advances to suppliers to be utilised beyond one year	648,377	622,369	86,197
Other assets, net	2,790,567	2,654,153	367,596
Available-for-sale securities-non-current	104,134	104,134	14,422
Total non-current assets	52,886,626	54,886,851	7,601,741

Total assets	135,831,825	137,081,426	18,985,558

LIABILITIES
Current liabilities:
Accounts payable	15,475,166	15,027,303	2,081,258
Notes payable	25,690,532	27,008,610	3,740,649
Accrued payroll and welfare expenses	2,798,964	2,477,585	343,142
Advances from customers	6,965,298	8,046,296	1,114,399
Income tax payables	1,016,039	1,139,408	157,806
Other payables and accruals	13,448,501	17,090,442	2,366,997
Foreign exchange forward derivatives payables	26,466	22,270	3,084
Convertible senior notes	782,969	131,593	18,225
Lease liabilities - current	155,931	142,124	19,684
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	13,583,774	9,069,717	1,256,141
Held-for-sale liabilities	1,117,005	-	-
Total current liabilities	81,060,645	80,155,348	11,101,385

Non-current liabilities:
Long-term borrowings	11,238,806	10,108,230	1,399,974
Convertible notes	4,785,480	6,480,846	897,587
Accrued warranty costs - non current	2,145,426	2,155,012	298,466
Lease liabilities-noncurrent	557,136	526,412	72,907
Deferred tax liability	131,506	139,017	19,254
Long-term Payables	2,378,684	2,813,272	389,634
Total non-current liabilities	21,237,038	22,222,789	3,077,822

Total liabilities	102,297,683	102,378,137	14,179,207

SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co.,Ltd. shareholders' equity	20,156,434	20,953,278	2,901,996

Non-controlling interests	13,377,708	13,750,011	1,904,355

Total shareholders' equity	33,534,142	34,703,289	4,806,351

Total liabilities, non-controlling interest and shareholders' equity	135,831,825	137,081,426	18,985,558

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SOURCE JinkoSolar Holding Co., Ltd.